UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
Commission File Number: 1-1927
Goodyear Dunlop Tires North America, Ltd.
Employee Savings Plan for Salaried Employees
(Full title of the Plan)
THE GOODYEAR TIRE & RUBBER COMPANY
(Name of Issuer of the Securities)
1144 East Market Street
Akron, Ohio 44316-0001
(Address of Issuer’s Principal Executive Office)

Goodyear Dunlop Tires North America, Ltd.
Employee Savings Plan for Salaried Employees
ITEM 1. Not applicable.
ITEM 2. Not applicable.
ITEM 3. Not applicable.
ITEM 4. FINANCIAL STATEMENTS OF THE PLAN
     The Financial Statements of the Goodyear Dunlop Tires North America, Ltd. Employee Savings Plan for Salaried Employees (the “Plan”) as of December 31, 2007 and 2006 and for the fiscal year ended December 31, 2007, together with the report of Bober, Markey, Fedorovich & Company, independent registered public accounting firm, are attached to this Annual Report on Form 11-K as Annex A, and are by specific reference incorporated herein and filed as a part hereof. The Financial Statements and the Notes thereto are presented in lieu of the financial statements required by Items 1, 2 and 3 of Form 11-K. The Plan is subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA).
EXHIBITS.
     EXHIBIT 23.1. Consent of Bober, Markey, Fedorovich & Company, independent registered public accounting firm.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.

GOODYEAR DUNLOP TIRES NORTH AMERICA, LTD.

Plan Administrator of THE GOODYEAR DUNLOP TIRES
NORTH AMERICA, LTD., EMPLOYEE SAVINGS PLAN
June 27, 2008	FOR SALARIED EMPLOYEES

	By:	/s/ Mary Kasprzak
Mary Kasprzak, Assistant Treasurer

ANNEX A
TO
Form 11-K
Goodyear Dunlop Tires North America, Ltd.
Employee Savings Plan for Salaried Employees
* * * * *
FINANCIAL STATEMENTS
DECEMBER 31, 2007

Goodyear Dunlop Tires
North America, Ltd.
Employee Savings Plan
For Salaried Employees
Financial Statements
December 31, 2007 and 2006

Goodyear Dunlop Tires North America, Ltd.
Employee Savings Plan For Salaried Employees
Index to Financial Statements
December 31, 2007 and 2006

Page
Report of Independent Registered Public Accounting Firm	2

Financial Statements:

Statements of Net Assets Available for Benefits at December 31, 2007 and 2006	3

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2007	3

Notes to Financial Statements	4-14

Supplemental Information
Schedule H, Line 4i-Schedule of Assets (Held at End of Year)	Schedule I

Note:	Certain schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because of the absence of the conditions under which they are required.

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator
of the Goodyear Dunlop Tires North America, Ltd.
Employee Savings Plan for Salaried Employees
Buffalo, New York
We have audited the accompanying statements of net assets available for benefits of the Goodyear Dunlop Tires North America, Ltd. Employee Savings Plan for Salaried Employees (the “Plan”) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Goodyear Dunlop Tires North America, Ltd. Employee Savings Plan for Salaried Employees as of December 31, 2007 and 2006 and the changes in its net assets available for benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
BOBER, MARKEY, FEDOROVICH & COMPANY
Akron, Ohio
June 27, 2008

Goodyear Dunlop Tires North America, Ltd.
Employee Savings Plan for Salaried Employees
December 31, 2007 and 2006
Statements of Net Assets Available for Benefits

	December 31,	December 31,
(Dollars in Thousands)	2007	2006
Plan’s Interest in Commingled Trust, at fair value	$25,025	$25,846

Participant Loans	476	403

Net Assets Available for Benefits, at fair value	25,501	26,249

Adjustment from Fair Value to Contract Value for Stable Value Investment	30	83

Net Assets Available for Benefits	$25,531	$26,332

Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31,
(Dollars in Thousands)	2007
Contributions:
Employer	$116
Employee and Rollover	1,775

Total Contributions	1,891

Deductions:
Benefits Paid to Participants or Their Beneficiaries	(4,386)

Investment Income:
Interest From Participant Loans	29
Net Investment Gain from Plan’s Interest in Commingled Trust	1,665

Total Investment Income	1,694

Net Decrease in Net Assets Available for Benefits During Year	(801)

Net Assets Available for Benefits at Beginning of Year	26,332

Net Assets Available for Benefits at End of Year	$25,531

The accompanying notes are an integral part of these statements.

Goodyear Dunlop Tires North America, Ltd.
Employee Savings Plan for Salaried Employees
Notes to Financial Statements
December 31, 2007 and 2006
1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting

The accounts of the Goodyear Dunlop Tires North America, Ltd. Employee Savings Plan for the Salaried Employees (the “Plan”) are maintained on the accrual basis of accounting and in accordance with The Northern Trust Company (the “Trustee”) Trust Agreement, effective January 2, 2003. The assets of the Plan are maintained by the Trustee effective August 1, 2005.

Plan Year

The Plan Year is a Calendar year.

Trust Assets

Certain savings plans sponsored by Goodyear Dunlop Tires North America, Ltd. (the “Company”) maintain their assets in a master trust entitled Goodyear Dunlop Tires North America, Ltd. Retirement Savings Plan Trust (the “Commingled Trust”) administered by The Trustee. The Company sponsored two savings plans at December 31, 2007 and 2006 that participated in the Commingled Trust. The Plan’s undivided interest in the Commingled Trust is presented in the accompanying financial statements in accordance with the allocation made by the Trustee.

Recordkeeper

JP Morgan Retirement Plan Services, is the recordkeeper of the Plan.

Asset Valuation and Income Recognition

The majority of the assets of the Plan are valued at fair market value. The fair value of the Plan’s interest in the Commingled Trust is based on the beginning of the year value in the trust plus actual contributions and allocated investment income less actual distributions and allocated administrative expenses. Investments in the Goodyear Stock Fund are valued at the last reported sales price on the last business day of the Plan year. If no sales were reported on that date, the shares are valued at the last bid price. Investments in the mutual funds are valued at the net asset value of shares held by the Commingled Trust at year end. Investments in commingled funds are valued at fair value, as determined by the fund manager. Investments in the self directed account are valued at fair value, based on the underlying investments in the account. Participant loans are valued at their outstanding balances, which approximate fair value. Investment income and administrative expenses relating to the Commingled Trust are allocated on a daily basis to the Plan based on the Plan’s value in each applicable fund within the Commingled Trust.

Goodyear Dunlop Tires North America, Ltd.
Employee Savings Plan for Salaried Employees
Notes to Financial Statements
December 31, 2007 and 2006
As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statements of Net Assets Available for Benefits presents the fair value of the investment contracts held in the Stable Value fund of the Commingled Trust as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Purchases of securities are recorded on the trade date. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date.

Concentration of Credit Risk

The Stable Value Fund of the Commingled Trust invests part of the fund in investment contracts of financial institutions with strong credit ratings and has established guidelines relative to diversification and maturities that maintain safety and liquidity (See Note 8).

The Goodyear Stock Fund invests primarily in the Common Stock of The Goodyear Tire & Rubber Company (“Goodyear”). Significant changes in the price of Goodyear Stock can result in significant changes in the Net Assets Available for Benefits.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the basic financial statements and related notes to financial statements. Changes in such estimates may affect amounts reported in future years.

Risk and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Goodyear Dunlop Tires North America, Ltd.
Employee Savings Plan for Salaried Employees
Notes to Financial Statements
December 31, 2007 and 2006
Reclassification

Certain amounts in the 2006 financial statements have been reclassified to conform to the 2007 financial statement presentation.

New Accounting Standard

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements. This standard establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurements. SFAS No. 157 applies to fair value measurements already required or permitted by existing standards. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007.

Plan management is currently evaluating the impact the adoption of SFAS No. 157 will have on the Plan’s financial statements.

2.	GENERAL DESCRIPTION AND OPERATION OF THE PLAN:

General

The Plan is a defined contribution plan covering salaried employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

On August 1, 1998, the Dunlop Tire Corporation Stock Bonus Plan (“Stock Bonus Plan”) was merged and all assets were transferred into the Plan. The terms and provisions of the merged plan shall constitute the terms and provisions of each of the respective merging plans; accordingly, participants covered by the terms and provisions of the Stock Bonus Plan immediately prior to the merger shall continue to be covered by the same terms and provisions as part of the merged plans.

Eligibility

All salaried employees, including officers, of the Company are eligible to participate in the Plan as of the first enrollment date after completing three months of continuous service with the Company.

Vesting

Employee contributions are fully vested. Employer contributions become vested after the participant has completed three years of continuous service with the Company.

Goodyear Dunlop Tires North America, Ltd.
Employee Savings Plan for Salaried Employees
Notes to Financial Statements
December 31, 2007 and 2006
Effective January 1, 2008, all Company contributions will vest after 2 years of service.

Contributions

Eligible employees may elect to contribute any whole percent from 1% to 50% of earnings, including wages, bonuses, commissions, overtime and vacation pay into the Plan. In addition, the Plan permits catch-up contributions by participants who have attained age 50 by December 31 of each year subject to certain limitations under the Internal Revenue Code.

Participating employees may elect to have their contributions invested in any of the funds available for employees at the time of their contributions. The Company calculates and deducts employee contributions from gross earnings each pay period based on the percent elected by the employee. Employees may change their contribution percent any time. The change will become effective as soon as administratively possible after participant makes it. Employees may transfer amounts attributable to employee contributions from one fund to the other on a daily basis. Employees may suspend their contributions at any time effective immediately.

The Plan has been established under section 401 of the Internal Revenue Code. Therefore, employee (except for Roth 401(k) contributions) and employer contributions to the Plan are not subject to Federal withholding tax, but are taxable when they are withdrawn from the Plan.

Any participant who has a vested interest in the Goodyear Stock Fund attributable to matching employer contributions (or a beneficiary with respect to any such participant) may elect at any time to transfer all or a portion of the vested interest to another investment fund.

Effective April 1, 2007, the Plan was amended to automatically enroll participants hired after March 31, 2007 at a default employee contribution rate of 4% of compensation, with a Retirement Contribution rate equal to 3% of compensation, and establish an employer matching contribution equal to 50% of the first 4% of compensation that the employee contributes to the Plan. In addition, all participants effective April 1, 2007 are entitled to elect employee contributions to be on a pre-tax basis or as a Roth 401(k) Contribution.

Effective January 1, 2005, all salaried new employees who were hired after December 31, 2004 and prior to April 1, 2007 are eligible for a company-funded contribution. This retirement contribution is not an employer matching contribution. It is not dependent on an employee contribution. The contribution is 5% of compensation up to the Social Security Wage Base and 11.8% for compensation above the Social Security Base not to exceed the Internal Revenue Service (“IRS”) determined compensation limit. The employee can elect to invest this contribution in any of the investment options available for employee contributions.

Goodyear Dunlop Tires North America, Ltd.
Employee Savings Plan for Salaried Employees
Notes to Financial Statements
December 31, 2007 and 2006
Participant Accounts

A variety of funds have been established for each participant in the Plan. All accounts are valued daily by the Trustee.

Interest and dividends (in non Goodyear Stocks) are automatically reinvested in each participant’s respective accounts and reflected in the unit value of the fund which affects the value of the participants’ accounts.

Under the Employee Stock Ownership Plan (“ESOP”), participants may elect to receive cash dividends on the Goodyear stock held in their employer match account. Such election results in a distribution to the participant. For the year ended December 31, 2007 there were no dividends paid on the Goodyear stock held.

Plan Withdrawals and Distributions

Participants may take in-service distributions of vested amounts from their accounts if they:

•	Attain the age of 59 1/2, or

•	Qualify for a financial hardship.

The IRS issued guidelines governing financial hardship. Under the IRS guidelines, withdrawals are permitted for severe financial hardship. Contributions to the Plan are suspended for 6 months subsequent to a financial hardship withdrawal.

Participant vested amounts are payable upon retirement, death or other termination of employment.

All withdrawals and distributions are valued as of the end of the month they are processed, and may be subject to Federal income tax upon receipt. Any non-vested Company contributions are forfeited and applied to reduce Plan Expenses and future contributions by the Company. As of December 31, 2007 and 2006, the Plan had forfeiture credits in the amounts of $19,043 and $3,253, respectively.

Participant Loans

Eligible employees may borrow money from their participant accounts. The minimum amount to be borrowed is $1,000. The maximum amount to be borrowed is the lesser of $50,000 reduced by the highest outstanding balance of any loan during the preceding twelve month period, or 50% of the participant’s vested account balance. Participants may have up to two loans outstanding at any time. The interest rate charged will be a fixed rate that will be established at the time of the loan application based on prime plus one (8.25% and 9.25% at December 31, 2007 and 2006, respectively).

Loan repayments, with interest, are made through payroll deductions. If a loan is not repaid

Goodyear Dunlop Tires North America, Ltd.
Employee Savings Plan for Salaried Employees
Notes to Financial Statements
December 31, 2007 and 2006
when due, the loan balance is treated as a taxable distribution from the Plan.

Rollovers

Employees, Plan participants, or former Plan participants may transfer eligible cash distributions from any other employer sponsored plan qualified under Section 401 of the Internal Revenue Code into the Plan by a direct transfer from such other plan.

Expenses

Expenses of administering the Plan were paid partly by the Company and partly by the Commingled Trust. The payment of Trustee’s fees and brokerage commissions associated with the Goodyear Stock Fund are paid by the Company. Expenses related to the asset management of the investment funds, and recordkeeping services are paid from such Funds which reduce the investment return reported and credited to participant accounts.

The JPMorgan Personal Asset Manager Program is available to all participants. This program provides personalized portfolio management for participants who wish to delegate investment decisions about fund choices within the Plan to a professional manager. Participation in the program is paid solely by those participants electing to enroll. The expense reduces the investment return reported and credited to participant accounts.

Termination Provisions

The Company anticipates and believes that the Plan will continue without interruption, but reserves the right to discontinue the Plan. In the event of termination, the obligation of the Company to make further contributions ceases. All participants’ accounts would then be fully vested with respect to Company contributions.

3.	RELATED PARTY TRANSACTIONS:

The Trustee serves as the fund manager of the Daily S&P 500 Index Stock Equity Fund.

JP Morgan Investment Management, Inc. serves as the fund manager of the Large Capitalization Value Fund and the International Equity Fund.

The Goodyear Stock Fund is designed primarily for investment in common stock of Goodyear, except for short-term investments needed for Plan operations. During 2007, the price per share of Goodyear common stock on The New York Stock Exchange composite transactions ranged from $21.40 to $36.90. The closing price per share of Goodyear common stock on The New York Stock Exchange was $28.22 at December 31, 2007 ($20.99 at December 29, 2006). The common stock of Goodyear and a Short-Term Investments Fund are the current investments of this fund. The portion of this fund related to employer

Goodyear Dunlop Tires North America, Ltd.
Employee Savings Plan for Salaried Employees
Notes to Financial Statements
December 31, 2007 and 2006
contributions is within an ESOP.

4.	TAX STATUS OF PLAN:

The Internal Revenue Service has determined and informed the Company by a letter dated November 16, 2001 that the Plan is qualified and the trust established for the Plan is exempt from Federal Income Tax under the appropriate Sections of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Company and the Plan’s tax counsel believe the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

5.	SUBSEQUENT EVENT:

Effective January 1, 2009, the Plan was amended changing the Retirement Contribution rate to an aged-based contribution rate.

6.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500:
The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2007 and 2006 to the Form 5500:

	December 31,	December 31,
(Dollars in Thousands)	2007	2006
Net Assets Available for Benefits per the Financial Statements	$25,531	$26,332

Amounts allocated to withdrawing participants	0	(32)

Adjustment from Contract Value to Fair Value for Stable Value Investment	(30)	(83)

Net Assets Available for Benefits per the Form 5500	$25,501	$26,217

Goodyear Dunlop Tires North America, Ltd.
Employee Savings Plan for Salaried Employees
Notes to Financial Statements
December 31, 2007 and 2006
The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2007 to the Form 5500:

Year Ended
December 31,
(Dollars in Thousands)	2007
Benefits paid per the financial statements	$4,386

Less: Amounts allocated to withdrawing participants at December 31, 2006	(32)

Benefits paid per the Form 5500	$4,354

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to the Plan year end, but not yet paid as of that date.
The following is a reconciliation of net gain from the Plan’s investment in the Commingled Trust per the financial statements for the year ended December 31, 2007 to the Form 5500:

Year Ended
December 31,
(Dollars in Thousands)	2007
Net Gain from Plan’s Investment in Commingled Trust per the Financial Statements	$1,665

Impact of reflecting fully benefit-responsive Investment contracts at Fair Value	53

Net Gain from Plan’s Investment in Commingled Trust per the Form 5500	$1,718

Fully benefit-responsive investment contracts are recorded at fair value on the Form 5500.
7.	FINANCIAL DATA OF THE COMMINGLED TRUST:

All of the Plan’s investments except for the participant loans are in the Commingled Trust, which was established for the investment of assets of the Plan. Each participating plan has an undivided interest in the Commingled Trust. At December 31, 2007 and 2006, the Plan’s interest in the net assets of the Commingled Trust was approximately 31% and 33%, respectively. The Commingled Trust assets are held by the Trustee.

Goodyear Dunlop Tires North America, Ltd.
Employee Savings Plan for Salaried Employees
Notes to Financial Statements
December 31, 2007 and 2006
     The financial data of the Commingled Trust is as follows:
Statement of Net Assets Available for Benefits of the Commingled Trust

	December 31,	December 31,
(Dollars in Thousands)	2007	2006
Investments:
Common Collective Trusts
JP Morgan Value Opportunities Fund	$5,122	$5,801
NTGI-QM Daily S&P 500 Equity Index Fund	15,290	14,728
JPMCB EAFE Plus Fund	7,108	5,926
Invesco Stable Value Trust (see Note 8)	14,713	14,420

Mutual Funds
Western Asset Core Plus Bond Fund Inst. Class Fund	2,537	2,222
Vanguard Target Total Retirement Income Fund	409	192
Vanguard Target Retirement 2005 Fund	521	806
Vanguard Target Retirement 2015 Fund	426	364
Vanguard Target Retirement 2025 Fund	7,468	7,561
Vanguard Target Retirement 2035 Fund	591	221
Vanguard Target Retirement 2045 Fund	786	583
Wellington Management Growth Fund (American Century Ultra Institutional Class Fund at December 31, 2006)	13,334	12,861
Artisan Small Capitalization Growth Fund	1,601	1,621
RS Partners Small Capitalization Value Fund	1,030	1,755
Short Term Investment Fund (STIF)	53	139

Self-Directed Account
Charles Schwab — Various Mutual Funds	6,110	6,420

Common Stock
The Goodyear Tire & Rubber Company	3,267	2,366

Total Investments	80,366	77,986

Receivables:
Accrued Interest and Dividends	65	70

Total Assets	80,431	78,056

Liabilities:
Administrative Expenses Payable	(100)	(62)

Total Liabilities	(100)	(62)

Net Assets Available for Benefits, at fair value	$80,331	$77,994

Goodyear Dunlop Tires North America, Ltd.
Employee Savings Plan for Salaried Employees
Notes to Financial Statements
December 31, 2007 and 2006
Net investment income for the Commingled Trust is as follows:

December 31,
(Dollars in Thousands)	2007
Interest and Dividends	$1,126
Net Appreciation in Fair Value of Investments:
Common Collective Trusts	1,044
Mutual Funds	3,234
Self-Directed Mutual Funds	645
Common Stock	743

5,666

Administrative Expenses	(286)

Net investment income	$6,506

8.	INVESTMENT CONTRACTS:

The Commingled Trust invests in the Invesco Stable Value Trust (“Stable Value Fund”) which is a collective trust that has entered into benefit-responsive guaranteed investment contracts and wrapper contracts with various insurance companies. The insurance companies maintain the contributions in general accounts. The accounts are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.

As described in Note 1, because the guaranteed investment contracts held by the Stable Value Trust are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contracts. Contract value, as reported to the Commingled Trust by the manager of the Stable Value Fund, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuers or otherwise. The crediting interest rate is based on a formula agreed upon with the issuers.

The Stable Value Fund has purchased wrapper contracts from the insurance companies. The wrapper contracts amortize the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investments, through adjustments to the future interest crediting rate (which is the rate earned by participants in the fund for underlying investments). The issuers of the wrapper contracts provide assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero.

Certain events limit the ability of the Plan to transact at contract value with the issuer. These

Goodyear Dunlop Tires North America, Ltd.
Employee Savings Plan for Salaried Employees
Notes to Financial Statements
December 31, 2007 and 2006
events include termination of the Plan, a material adverse change to the provisions of the Plan, if the Commingled Trust elects to withdraw from a wrapper contract in order to switch to a different investment provider, or if the terms of a successor plan (in the event of the spin-off or sale of a division) do not meet the wrapper contract issuer’s underwriting criteria for issuance of a clone wrapper contract. The events, described above that could result in the payment of benefits at market value rather than contract value, are not probable of occurring in the foreseeable future.

The wrapper contracts do not permit the issuers to terminate the contracts unless the Plan loses it qualified status, has incurred material breaches of responsibilities, or material and adverse changes occur to the provisions of the Plan.

Year Ended
December 31, 2007
Average Yields:
Based on actual earnings	5.3%
Based on interest rate credited to participants	4.3%

Schedule I
Goodyear Dunlop Tires North America, Ltd.
Employee Savings Plan for Salaried Employees
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2007
Employer Identification Number: 34-0253240
Plan # 009

(a)	(b) Identity of issue,borrower	(c) Description of investment
	lessor or similar party	Including maturity date, rate of interest,	(d) Cost	(e) Current Value
		collateral par, or maturity value
	Participant Loans	5.0% - 9.25%	$ —	$475,795

Note: This schedule excludes the Plan’s interest in the Commingled Trust, which is not required to be reported on the schedule pursuant to the Department of Labor’s Rules and Regulations for reporting and disclosure requirements under the Employee Retirement Income Security Act of 1974.